Mail Stop 03-05

							May 16, 2005


Via U.S. Mail

Mr. L. Kelly Jones
Chief Executive Officer
VirTra Systems, Inc.
440 North Center
Arlington, TX  76011

Re: 	VirTra Systems, Inc.
	Amendment No. 1 on Form SB-2 filed April 25, 2005
	File No. 333-123890

Dear Mr. Jones,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page
1. Please add the following to the front of your registration statement, "if any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule
415
under the Securities Act of 1933, check the following box," and check the box.
2. Please complete the calculation of registration fee table.
Refer
to Form SB-2.

Prospectus Cover Page
3. We note that you may receive additional proceeds from the sale to the Dutchess funds of shares issuable upon the exercise of any warrants that they may exercise. Please revise to clarify the terms of the additional proceeds that you may receive. Also, please revise in the Use of Proceeds section on page 11.
4. Please revise to disclose here that your auditors have issued a going concern opinion.
5. This prospectus registers sales, not resales. Please revise cover page and elsewhere to clarify that.

Prospectus Summary, page 2
6. Please revise the first paragraph to disclose your revenues and loss for the most recent audited period and interim stub.
7. Also disclose here the information in the first paragraph under Liquidity on page 20.

The Offering, page 3
8. It appears that the selling shareholders will sell 750,000 shares issuable upon the exercise of warrants. Please revise your disclosure to briefly discuss the terms of the warrants.

Risk Factors, page 4
General
9. Revise your subheadings throughout this section to ensure that it reflects the risk that you discuss in your text. Several of your subheadings merely state facts about your company, such as "We expect our stock price to be volatile" on page 6; "We depend heavily on the continued service of our chief executive officer" on page 7; "We are in default on certain equipment leases" on page 7; and "A majority of our shareholders can elect all of our directors" on page 7. Succinctly state in your subheadings the risk that may result from the facts or uncertainties.
10. Please add a risk factor that your history of not paying your debts may make it difficult or impossible to obtain a bank loan or advise why one is not necessary. See Convertible Promissory Notes on page 36.

Other companies with more resources and greater name recognition, page
5
11. Please revise this subheading to reflect the risk that your patent, licenses on patents and patents pending will provide only limited protection that you discuss in the text.

Our operating results may fluctuate significantly, page 5
12. We do not understand the reference to securities analysts in the last sentence and elsewhere in the filing as we are not able to locate any analysts who follow your stock. Please revise or advise.

The success of our new line of virtual reality simulators will be affected, page 5
13. Please include quantified information so that investors can gauge how serious this risk is. What is the aggregate dollar amount of firm orders you have from each of the three entities you name?

We cannot predict our future capital needs, page 6
14. Disclose here and in the Summary the amount of funds necessary to sustain operations for the next twelve months.
15. Please revise to clarify what you mean by "non-dilutive discounted purchase order financing."

We are in default on certain equipment leases, page 7
16. Please revise to quantify the dollar amount of the default.

We may not have enough funding to complete our business plan, page
8
17. Delete the next-to-last sentence which appears to say you are being harmed by having to follow securities laws.

Selling Shareholders, page 10
18. Please refer to footnote (2). Please revise to disclose your basis for assuming that the conversion price will be $0.33.
19. Please confirm supplementally whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer.

Management`s Discussion and Analysis, page 18
Results of Operations
20. Refer to the second paragraph on page 19. Please revise to quantify each of the causes for the increase in G&A.

21. Please refer to the next-to-last paragraph of this section.
We
note your disclosure on page 7, that you remain in default for the remaining notes that were not converted to equity. Please revise in this section to disclose that you are in default and quantify the amount.

Liquidity and Plan of Operations, page 20
22. We note your disclosure on page 7, that you remain in default for equipment lease payments. Please revise to disclose in this section that you are in default to leaseholders and quantify the amount.
23. Please revise to disclose your monthly "burn rate." Also, please discuss the amount of funds necessary to sustain operations for the next twelve months.
24. Please remove the references to the equity line from the second paragraph of this section and the last paragraph of this section.

Business, page 21
25. We could not locate your description of property as required by
Item 102 of Regulation S-B.  Please revise or advise.
26. We note that you have capitalized development costs. Please disclose in this section the information required by Item
101(a)(10),
if material.

Entertainment/Amusement, page 21
27. Please supplementally tell us why you have included a discussion of VR Zones if you left the market in 2003. Also, please clarify whether the entertainment/amusement market is still part of your business.

Advertising/Promotion, page 22
28. We note your bulleted list of projects. Please revise to state the time frame when you were involved in these projects.

Training/Simulation Products, page 23
29. Please revise the last sentence of this section to disclose the aggregate dollar amount of enforceable contracts for these products.
If the amount of any contract is so material to your results that it should be filed, please file it with the next amendment. If none is, please disclose that fact and supplementally support it.
30. Revise the Business section to provide the price or price range for each of your products. If you have not had sales for a product, disclose that fact.

Marketing, page 26
31. Do you depend on one or a few major customers? If so, please revise to disclose for each of your markets. Refer to Item
101(b)(6)
of Regulation S-B.

Significant Employees, page 29
32. Please revise to briefly describe each person`s business experience during the past five years. Refer to Item 401(a) and
(b).

Executive Compensation, page 30
33. We note your disclosure of restricted stock awards for Mr. Jones and Mr. Wells. Please revise to disclose information required by Instruction 2 to Item 402(b)(2)(iv) of Regulation S-B or advise.
34. We note your disclosure of "Securities Underlying Options/SARs" for Mr. Jones, Mr. Ferris, Ms. Biggs and Mr. Kitchen. Please revise the table to disclose the sum of the number of underlying stock options granted as required by Item 402(b)(2)(iv) of Regulation S-B.
35. We note that you have named Michael Kitchen an executive officer pursuant to Item 402(a)(2) of Regulation S-B. Accordingly, please include Mr. Kitchen in your options granted table on page 31.

Principal Shareholders, page 32
36. According to your disclosures on page 11, it seems that you consider Dutchess a beneficial owner of your stock. Please revise your principal shareholder table to disclose beneficial ownership information for both Dutchess funds.

Convertible Promissory Notes/Promissory Notes, page 36
37. Refer to the first paragraph. Please revise to clarify if you are in default with respect to this note.

Warrants, page 37
38. We note that you are contesting the warrants issued to Swartz
Private Equity L.P. Please expand your disclosure to briefly describe why you are contesting the warrants or advise.



Signature Page
39. Please revise to reflect that the controller or accounting officer has signed the Registration Statement. Please see Instructions for
Signatures on Form SB-2.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3755 with any questions.


      Regards,



Max A. Webb



cc:	David C. Thomas, Esq.
	Rayce, Paikin, Greenblatt, Lesser & Krieg LLP via facsimile: (212) 684-9022

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Mr. L. Kelly Jones
VirTra Systems, Inc.
Page 1